Exhibit 99.1

MicroCloud Hologram Inc. Announces Results of its Extraordinary General Meeting of the Shareholders

Shenzhen, China, March 27, 2025 – MicroCloud Hologram Inc. (NASDAQ: HOLO), (the “Company”), today announced that its Extraordinary General Meeting of the Shareholders (the “EGM”) was duly held on March 24, 2025, at the Company’s headquarters in Shenzhen, China. At the EGM, the following proposals were approved and adopted by way of ordinary resolutions:

1.

THAT, with the exact effective date to be determined by the board of directors of the Company in its sole discretion within one year after the date of passing these resolutions, every forty (40) issued and unissued Class A ordinary shares of a nominal or par value of US$0.02 each in the capital of the Company (the “Class A Shares”) be consolidated into one (1) share of Class A Share with a nominal or par value of US$0.8 each (each a “Consolidated Class A Share”), and such Consolidated Class A Share shall have the same rights and subject to the same restrictions as the Class A Shares as set out in the Company’s currently effective Second Amended and Restated Memorandum and Articles of Association (the “M&A”), and every forty (40) issued and unissued Class B Shares of a nominal or par value of US$0.02 each in the capital of the Company (the “Class B Shares”) be consolidated into one (1) share of Class B Share with a nominal or par value of US$0.8 each (each a “Consolidated Class B Share”), and such Consolidated Class B Shares shall have the same rights and subject to the same restrictions as the Class B Shares as set out in the Company’s M&A (the “Share Consolidation”) such that following the Share Consolidation the authorized share capital of the Company will be changed

FROM US$10,000,000 divided into 500,000,000 shares comprising (i) 400,000,000 Class A Shares, and (ii) 100,000,000 Class B Shares;

TO US$10,000,000 divided into 12,500,000 shares comprising (i) 10,000,000 Consolidated Class A Shares, and (ii) 2,500,000 Consolidated Class B Shares;

No fractional shares shall be issued in connection with the Share Consolidation and the Company’s transfer agent would aggregate all fractional shares and sell them as soon as practicable after the effective time of the Share Consolidation at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive a fractional share as a result of the Share Consolidation.

2.	To consider and vote upon an ordinary resolution to increase the Company’s share capital after the Share Consolidation:

THAT conditional upon and effective immediately following the Share Consolidation, increase the authorized share capital of the Company

FROM US$10,000,000 divided into 12,500,000 shares comprising (i) 10,000,000 Consolidated Class A Shares, and (ii) 2,500,000 Consolidated Class B Shares,

TO US$400,000,000 divided into 500,000,000 shares comprising (i) 400,000,000 Consolidated Class A Shares by the creation of an additional 390,000,000 Consolidated Class A Shares, and (ii) 100,000,000 Consolidated Class B Shares by the creation of an additional 97,500,000 Consolidated Class B Shares (the “Share Capital Increase”.)

3.

To consider and vote upon an ordinary resolution to authorize the Board of directors of the Company to take necessary actions in connection with the implementation of the EGM proposals:

THAT any one or more of directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the share consolidation and the share capital increase and of administrative nature, including to determine the exact effective date of the Share Consolidation and the Share Capital Increase, as any of them considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation and the Share Capital Increase; the Company’s registered office provider be instructed to make all necessary filings with the Companies Registry in the Cayman Islands in connection with the Share Consolidation and the Share Capital Increase; and the Company’s share registrar be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any Director be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (the “Authorization Proposal”).

The Class A Shares will continue to trade on Nasdaq under the symbol “HOLO”. The Board of directors of the Company will determine the timing of the share consolidation and notify shareholders of the implementation of the Share Consolidation by way of press release.

Additionally, when implemented, as a result of the Share Consolidation, the number of Class A Shares issuable upon exercise of each outstanding public warrant shall be decreased in proportion to such decrease in issued and outstanding Class A Shares to reflect the effect of the Share Consolidation. The exercise price of the warrants shall be adjusted (to the nearest cent) by multiplying the exercise price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of Class A Shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of Class A Shares so purchasable immediately thereafter.

Additional information about the reverse stock split can be found in the Company’s Notice of Extraordinary General Meeting to the Shareholders and proxy statement furnished to the Securities and Exchange Commission on February 24, 2025, a copy of which is available at www.sec.gov.

About MicroCloud Hologram Inc.

MicroCloud is committed to providing leading holographic technology services to its customers worldwide. MicroCloud’s holographic technology services include high-precision holographic light detection and ranging (“LiDAR”) solutions, based on holographic technology, exclusive holographic LiDAR point cloud algorithms architecture design, breakthrough technical holographic imaging solutions, holographic LiDAR sensor chip design and holographic vehicle intelligent vision technology to service customers that provide reliable holographic advanced driver assistance systems (“ADAS”). MicroCloud also provides holographic digital twin technology services for customers and has built a proprietary holographic digital twin technology resource library. MicroCloud’s holographic digital twin technology resource library captures shapes and objects in 3D holographic form by utilizing a combination of MicroCloud’s holographic digital twin software, digital content, spatial data-driven data science, holographic digital cloud algorithm, and holographic 3D capture technology. For more information, please visit http://ir.MicroCloud holo.com/

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic; financial condition and results of operations; the expected growth of the holographic industry and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (“SEC”), including the Company’s most recently filed Annual Report on Form 20-F and current report on Form 6-K and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contacts

MicroCloud Hologram Inc.

Email: IR@mcvrar.com

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